Exhibit 99.1

February 18, 2015

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Company’s Shares and Other Securities Registration

Regulations 31(e), 31(a) and 31(b)(1) of the Securities Regulations (Immediate and Periodic Reports) 1970

The current registration of the Company’s shares and other securities is as follows:

Name, Type and Series of the Security	Registration Number	Current Outstanding Amount (all amounts are par value in NIS)
Ordinary Shares	126011	179,472,104	[1]
Series A Debentures	1260165	163,992,097
Series B Debentures	1260272	113,493,065	[2]
Series C Debentures	1260306	766,379,562
Series D Debentures	1260397	2,069,047,691
Series E Debentures	1260421	555,568,745
Series F Debentures	1260405	569,518,665
Series I Debentures	1260462	1,223,092,653
Series J Debentures	1260488	727,454,178
Series K Debentures	1260546	2,653,181,160
Series L Debentures	1260603	1,617,098,000
Unregistered Options	1260579	866,444	[3]
RSUs	1260587	63,198
PSUs	1260595	203,502

[1]	Reflects the exercise of 19,798 Unregistered Options into Ordinary Shares since the last report.
[2]	Reflects the buy-back and cancelation of 68,666 Series B Debentures since the last report.
[3]	Reflects the exercise of 19,798 Unregistered Options into Ordinary Shares since the last report.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.